Exhibit 99.1

Eltek Ltd.

20 Ben Zion Gelis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 3, 2021

To our Shareholders:

You are invited to attend the Annual Meeting of Shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Gelis Street, Petach Tikva, Israel on June 3, 2021 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Ms. Ilana Lurie for a second term as an external director, to hold office for three (3) years, as of September 6, 2021;

3.
To approve the grant of options to the Company's directors (including the external directors but excluding Mr. Yitzhak Nissan, our controlling shareholder and Chairman of the Board of Directors), as described in the Proxy Statement;

4.	To approve the grant of options to Mr. Eli Yaffe as the Chief Executive Officer of the Company, as described in the Proxy Statement;

5.	To approve the extension of the Amended Management Agreement with Nistec Ltd., our controlling shareholder;

6.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd., our controlling shareholder;

7.	To approve the extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our controlling shareholder;

8.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd., our controlling shareholder, related to employees social activities, marketing services and insurance;

9.	To approve the grant of options to Ms. Revital Cohen-Tzemach, special project manager and daughter of our controlling shareholder, as described in the Proxy Statement;

10.	To approve the application of Company’s Bonus Plan for the years 2022-2024, with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders; and

12.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2020.

The Board of Directors has fixed the close of business on April 30, 2021 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Shareholders of record at the close of business on April 30, 2021 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 20 Ben Zion Gelis Street, Petach Tikva, Israel or its Transfer Agent on June 1, 2021 at 10:00 A.M. local time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

In light of the recent outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at the same date or a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

Items 1, 3 and 10 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Item 2 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. An interest not resulting from ties to the Controlling shareholders, as defined below, is not considered a Personal Interest.

Items 4 to 10 are special resolutions, which are submitted for shareholder approval, following approval by each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.
ii

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection with the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to the proposal, then the vote on the applicable item will not be counted.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2020 described in Item 12 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.
iii

Eltek Ltd.
20 Ben Zion Gelis Street
 Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 3, 2021

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 3.0 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel on June 3, 2021 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Ms. Ilana Lurie for a second term as an external director, to hold office for three (3) years, as of September 6, 2021;

3.
To approve the grant of options to the Company's directors (including the external directors but excluding Mr. Yitzhak Nissan, our controlling shareholder and Chairman of the Board of Directors), as described in the Proxy Statement;

4.	To approve the grant of options to Mr. Eli Yaffe as the Chief Executive Officer of the Company, as described in the Proxy Statement;

5.	To approve the extension of the Amended Management Agreement with Nistec Ltd., our controlling shareholder;

6.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd., our controlling shareholder;

7.	To approve the extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our controlling shareholder;

8.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd., our controlling shareholder, related to employees social activities, marketing services and insurance;

9.	To approve the grant of options to Ms. Revital Cohen-Tzemach, special project manager and daughter of our controlling shareholder, as described in the Proxy Statement;

10.	To approve the application of Company’s Bonus Plan for the years 2022-2024, with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders; and

12.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2020.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about May 6, 2021. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on April 30, 2021 are entitled to notice of and to vote at the Meeting. The Company had 5,840,357 Ordinary Shares issued and outstanding on April 26, 2021, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Only holders of record of our ordinary as of the close of business on April 30, 2021 are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10 a.m. Israel time, on June 1, 2021, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Votes Required.

When voting, Israeli law requires that you indicate whether you are a Controlling shareholder or a senior office holder of the Company, an Israeli Institutional Investor or none of the foregoing, otherwise none of your votes will be counted.

There will be a place on the proxy card to indicate such.

Items 1, 3 and 10 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Item 2 is special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. An interest not resulting from ties to the Controlling shareholders, as defined below, is not considered a Personal Interest.

Items 4 to 10 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.  Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

“Controlling” for the purpose of this notice means the ability to direct the acts of the Company. For Item 5, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder,  and as for Items 6 to 11, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or of the rights to appoint directors or the Chief Executive Officer, is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it is a Controlling shareholder, has a Personal Interest, is a senior office  holder in the Company and/or an Israeli Institutional Investor, in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it is or is not a Controlling shareholder, has, or does not have, a Personal Interest with respect to a certain proposal, is or is not a Senior Office Holder and/or an Israeli Institutional Investor, then the vote on the applicable item will not be counted.

“Institutional Investor” is applicable only to Israeli entities, and will have the meaning defined in Section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2020 described in Item 12 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of April 26, 2021, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 5,840,357 shares outstanding as of April 26, 2021.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Yitzhak Nissan(3)	174,316	2.99%
Nistec Golan Ltd. (3)	3,891,596	66.63%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 5,840,357 ordinary shares issued and outstanding as of April 26, 2021.
(3)	Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2020, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 25, 2021.

1. ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

At the Meeting, the shareholders are requested to re-elect a slate of four (4) directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer have been nominated for re-election. Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two (2) external directors) will not be less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders. The two external directors will continue in office until the ends of their three-year terms in accordance with the Companies Law.

The Companies Law provides that a nominee for a position of a director will have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The four (4) nominees named in this Item 1, if elected, will each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan	71	Chairman of the Board of Directors
Mordechai Marmorstein	74	Director
David Rubner	81	Director
Erez Meltzer	63	Director

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013 and is a member of our Banking Committee. He served as our Chief Executive Officer from October 2014 until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009 and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. In 2019 Mr. Nissan was awarded a "notable person" award by the city of Petach Tikva. Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of TeleMessage Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as a director since 2009 including as the Chairman of our Board of Directors from 2011 to 2013.  Mr. Meltzer was the Executive Chairman of Hadassah Medical Center until the end of 2020.  Mr. Meltzer also serves as a director of Ericom Software Ltd., Hadasit Bio Holding (HBL) Ltd., GEM Pharma Ltd., Nano-x Imaging Ltd., Plantis Pharma Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Smart Agro LP. and Rivulis Plastro Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Each of the directors (excluding Mr. Nissan) is entitled to director’s insurance, an indemnification agreement, and exculpation letter, as may be approved by the Company from time to time. In addition, each of the directors (excluding Mr. Nissan) is entitled to monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Subject to the shareholders' approval of Item 3, each of the directors (excluding Mr. Nissan), will be granted to options to purchase Ordinary Shares, as described therein. Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

Mr. Nissan is entitled to director’s insurance (as may be approved by the Company from time to time), an indemnification agreement and exculpation letter (as approved by our shareholders on December 5, 2019 as described in the Proxy Statement filed on October 31, 2019). In addition, Mr. Nissan is entitled, and subject to the shareholders' approval of Item 5, will continue to be entitled, to monetary compensation, as set forth in the Amended Management Agreement with Nistec, as described this Proxy Statement. Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his successor has been duly elected and qualified, without modification of terms of office, except as may be amended subject to the approval of Item 3 herein.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the re-election of each of the nominees.

2. RE-ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

              Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 1999-5759 (the “Companies Law”) to have at least two (2) external directors.

              The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two (2) years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his or her appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of to (2) years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

External directors are required to be elected by the shareholders. The term of service of an external director is three (3) years and generally may be extended for up to two (2) additional three (3) year terms. Under certain conditions, a company whose shares are traded on the Nasdaq Global Market may extend the term of service of an external director for up to three (3) additional three (3) year terms. Subject to shareholder approval, Ms. Lurie’s second term as an External Director will commence on September 6, 2021.

 All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Israeli Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

A brief biography of Ms. Lurie is set forth below:

Ilana Lurie has served as an external director since September 2018 and is a member of our Audit, Compensation and Banking committees. Ms. Lurie has over 15 years in international finance and operations, predominantly in management positions within large, regulated technology companies. From May through December 2020, Ilana was Chief Financial and Chief Operations Officer at Siklu, Ltd, a developer of wireless backhaul solutions. From 2012 to April 2020 Ms. Lurie was CFO of NovelSat, a world leader in satellite transmission technology. Prior to her tenure at NovelSat and since 2011, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ). From 2006 to 2011, Ms. Lurie held a number of financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Earlier in her career, from 2001 to 2006, Ms. Lurie served as Controller for Amdocs (NASDAQ:DOX). Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University.

The Companies Law provides that a nominee for a position of an external director will have declared to the Company that he or she complies with the qualifications for appointment as an external director. Ms. Lurie has declared to the Company that she complies with the qualifications for appointment as an external director and that he has the requisite accounting and financial expertise.

As are all other directors, Ms. Lurie will be entitled to: (i) director’s insurance, provided all directors and officers, including the external directors, as approved by the Company's shareholders on October 29, 2020; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on December 5, 2019; (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013; (iv) monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000; and (v) subject to  shareholder approval of Item 3, options to purchase 20,000 of the Company's Ordinary Shares. Ms. Lurie is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service.

The Board of Directors has determined that Ms. Lurie meets the legal requirements for an external director and has the requisite accounting and financial expertise.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Ms. Ilana Lurie for a second term as an external director, to hold office for three (3) years, as of September 6, 2021.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the company. For this proposal, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

3. GRANT OF OPTIONS TO DIRECTORS
(Item 3 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to the Company's directors require shareholders’ approval.

In 2018, the Board of Directors approved a share incentive plan, which authorizes the grant of options to purchase shares and restricted shares units to officers, employees, directors and consultants of the Company and its subsidiaries (the “Option Plan”). Each option granted under the Option Plan are exercisable for a period of ten years from the date of the grant of the options or the expiration dates of the Option Plan.

On March 22, 2021, our Compensation Committee, and on March 24, 2021, our Board of Directors, subject to shareholders approval, approved the future grant of options to purchase 20,000 of the Company's Ordinary Shares to each of the Company's directors (and 100,000 in the aggregate), including the external directors but excluding Yitzhak Nissan, effective as of September 6, 2021.

Such options will be granted under the Option Plan and Section 102 of the Income Tax Ordinance [New Version] (Capital Gains Tax Track), at an exercise price which will be equal to the average daily closing price of the Company's Ordinary Shares, for the period beginning 30 calendar days prior to September 6, 2021. The options may be exercised by means of a "cashless exercise." The options will vest over a period of four (4) years, as of September 6, 2021, such that at the first anniversary of the date of grant, 25% of the options will vest, and then in equal amounts, on a quarterly basis thereafter.

The grant of options to the Company's directors hereunder meets the terms of the Company's Amended Compensation Policy, as approved by the shareholders on December 5, 2019 (the "Amended Compensation Policy").

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to the grant of options to the Company's directors, including the external directors, but excluding Mr. Nissan, as described in the Proxy Statement.”

Vote Required

The approval of this Item 3 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4. GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER
 (Item 4 on the Proxy Card)

In December 29, 2020, the Company’s Board of Directors, following approval by the Compensation Committee but subject to the approval of the Company’s shareholders, granted Mr. Eli Yaffe, the Company’s Chief Executive Officer (the “CEO”), options to purchase 100,000 of the Company’s Ordinary Shares, under the Option Plan and Section 102 of the Income Tax Ordinance [New Version] (Capital Gains Tax Track), at an exercise price of US$ 4.75. The options may be exercised by a method of "cashless exercise." The options will vest over a period of four (4) years as of December 29, 2020, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, on a quarterly basis thereafter.

Pursuant to the terms of the Companies Law, our Compensation Committee and our Board of Directors have approved the terms described above. The terms of the Companies Law regulate that any benefit provided to the Company’s CEO with respect to his employment with the Company, other than non-material benefits, must be approved by the company's shareholders.  Therefore, our shareholders as requested to approve the grant of options described in this Item 4.

The grant of options to the CEO hereunder complies with the Company's Amended Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the grant of options to Mr. Yaffe, as described in the Proxy Statement, be and are hereby approved.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

5. APPROVAL OF AN EXTENSION TO THE AMENDED MANAGEMENT AGREEMENT
BETWEEN THE COMPANY AND NISTEC LTD.
 (Item 5 on the Proxy Card)

In November 2013, the Company entered into a Management Agreement with Nistec Ltd., then its controlling shareholder. In December 2016, the Company’s shareholders approved an extension and amendment of the Management Agreement. In December 2018, Mr. Nissan, the beneficial owner of Nistec Ltd., transferred the shares of the Company held by Nistec Ltd. to Nistec Golan Ltd., a company beneficially held by him. The extension and amendment of the Management Agreement was then approved by the shareholders, effective as of January 1, 2019 (the "Amended Management Agreement"). In accordance with the provisions of the Companies Law, an agreement with a company’s controlling shareholder (whether directly or indirectly), may not exceed three (3) years and its renewal for any additional period of up to three (3) years, must be approved by the company’s shareholders. Our shareholders are requested to approve the renewal of the Amended Management Agreement, effective as of January 1, 2022.

Under the terms of the Amended Management Agreement, Mr. Nissan serves as the Chairman of the Company’s Board of Directors. Subject to the shareholders’ approval, as Chairman of the Board of Directors, Mr. Nissan will continue to provide the Company with the services listed in the Amended Management Agreement, as follows: (a) coordination of the activities of the Company’s Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to the Company’s Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as will be determined from time to time by the Company’s Board of Directors; (c) coordination of the activities of the Company’s Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of the Company’s Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of the Company’s Board of Directors; (g) advancement of the Company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of the Company’s Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and, as additionally agreed in the new Amended Management Agreement, (i) provision of assistance to the Company in cooperation with the Company’s CEO, regarding the Company’s dealings, communications and negotiations with the banks and non-baking financing institutions, including but not limited to, assistance with respect to obtaining financing for the Company’s business activities, and (j) business development services, including the provision to the Company with assistance, in cooperation with the Company’s CEO, in the development and preservation of relationships with the Company’s existing and potential customers.

Mr. Nissan will dedicate the appropriate attention, time and effort to Company in connection with the provision of the Services. The time dedicated by Mr. Nissan for the provision of the Services will be as required by the Company from time to time, and in accordance with its needs.

In consideration for performing the above services, the Company has been paying, and subject to the approval of the shareholders, will continue to pay, Nistec Ltd. a monthly fixed fee of NIS 90,000, plus applicable VAT.  In addition, Nistec Ltd. will be entitled to the following compensation:

•
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan will receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 per calendar quarter.

•
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations  (Deduction of Certain Expenses.

The Company’s Compensation Committee and Board of Directors have resolved to approve the extension and amendment of the Amended Management Agreement.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the extension to the Amended Management Agreement with Nistec Ltd. for a three (3) year term, effective as of January 1, 2022, as described in the Proxy Statement.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6. AMENDED PCB PURCHASE PROCEDURE
(Item 6 on the Proxy Card)

In October 2015, the Company entered into an PCB Purchase Procedure with Nistec. In 2017, the shareholders approved amendments to the terms of such procedure (the “Amended PCB Purchase Procedure”). In 2018, the shareholders approved an extension of the Amended PCB Purchase Procedure for a three (3) year term. In accordance with the provisions of the Companies Law, the Amended PCB Purchase Procedure must be for a term not exceeding three (3) years, and its renewal for an additional period of up to three (3) years, must be approved by the Company’s shareholders. Therefore, the shareholders are requested to approve the renewal of the Amended PCB Purchase Procedure, as of September 1, 2021.

The Amended PCB Purchase Procedure sets forth a procedure, under which, Nistec may purchase PCBs from the Company solely, to provide assembled boards to its customers and not for re-sale. Nistec will ask the Company for a quote for a specific PCB, listing the required supply time and volume. Eltek’s quote will be based on its standard price list and may be subject to a discount of up to ten percent (10%). The quote will include reference to increased prices to account for factors such as short lead time and quick turn-around, and will set minimum order thresholds, all in accordance with Eltek’s standard price list. Alternatively, the Company may issue a quote based on a quote of a comparable independent PCB supplier with comparable technological capabilities, if such quote is provided by Nistec (the “Alternative Quote”). Eltek’s quote will include all ancillary costs such as shipping and customs. The Company may issue a quote based on the Alternative Quote only if it reflects a gross margin of at least 65% (selling price less the cost of raw material). In the event that the Alternative Quote is made by a supplier that has already designed tooling for the specific circuits ordered by Nistec, the Company may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with the Company’s customary terms and conditions for orders received from unrelated third-parties. The Company’s decision to absorb such tooling costs will be made by its Chief Executive Officer. In the event that the Company is asked to compensate Nistec for faulty PCBs, such compensation will require the pre-approval of the Audit Committee of the Company. Mr. Nissan, our controlling shareholder, or any of his relatives, may not be involved in the process of issuing a quote by Eltek to Nistec or in any post sale discussions such as with respect to warranties or indemnification for faulty products. Should the order be for PCBs imported by the Company, the quote will reflect the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). In the event the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCB generate any excess inventory, and Nistec would like to purchase such PCBs manufactured in excess, the Excess Inventory Discount will not be applied to such purchase).

The Company’s Audit Committee approved the extension of the Amended PCB Purchase Procedure with Nistec, and it will annually review the Company’s compliance with the procedures and guidelines.

The Board has previously determined that the engagement terms, procedures and restrictions of the Amended PCB Purchase Procedure with Nistec were established in good faith and are similar to those employed in transactions with third parties. Further, it approved that the 10% discount of the list price and the 20% mark-up are reasonable, and that the sales under this procedure will not limit Eltek’s ability to sell to third parties. The Board also determined that the execution of the Amended PCB Purchase Procedure is not considered a prohibited distribution according to the Companies Law.  The Board has approved the extension of the Amended PCB Purchase Procedure under the terms described herein.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED, to approve the extension, for three (3) additional years, effective as of September 1, 2021, of the Amended PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement.”

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two (2%) percent of the outstanding voting power in the company.

7. SOLDERING, ASSEMBLY AND DESIGN SERVICES PROCEDURE
(Item 7 on the Proxy Card)

In October 2015, pursuant to shareholder approval, the Company entered into a Soldering and Assembly Services Procedure with its controlling shareholder, Nistec Ltd. In accordance with the provisions of the Companies Law, in 2017, the Company’s shareholders approved an amendment to the Soldering and Assembly Services Procedure, among others, to include design services (the “Amended Soldering, Assembly and Design Services Procedure”). The shareholders then approved an extension of the Amended Soldering, Assembly and Design Services Procedure in September 2018.

Under the terms of the Amended Soldering, Assembly and Design Services Procedure, in the event that the Company requires soldering services and/or Purchasing Services, it may request Nistec to provide it with a quote for such services. “Purchasing Services” will mean ordering soldering materials or components on behalf of Eltek by Nistec. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, our controlling shareholder, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products.

In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount.

The Company’s purchases of services under the  Amended Soldering, Assembly and Design Services Procedure may not exceed NIS 300,000 per annum.

The Soldering, Assembly and Design Services must be for a term not exceeding three (3) years, and its renewal for an additional period not exceeding three (3) years, must also be approved by the Company’s shareholders. Therefore, the shareholders are requested to approve the extension of the Soldering, Assembly and Design Services Procedure, as of September 1, 2021.

The Company’s Audit Committee approved the Soldering, Assembly and Design Services Procedure with Nistec, and it will annually review the Company’s compliance with the procedures and guidelines.

The Board has approved the procedure, and has determined that the engagement terms, procedures and restrictions of the Soldering, Assembly and Design Services Procedure with Nistec are similar to those employed in transactions with third parties. Soldering, Assembly and Design Services are not material to the Company’s business, therefore operationally and due to the fact that the PCBs will not exposed to third parties, are favorable to the Company. In addition, the Board has determined that the price differences between Nistec and other suppliers are not significant, nor is it beneficial for the Company to source separate quotes for each soldering, assembly and design services. The Board also determined that the execution of the Soldering, Assembly and Design Services Procedure is not considered a prohibited distribution according to the Companies Law.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED, to approve the extension, for three (3) years, effective as of September 1, 2021, as described in the Proxy Statement, of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.”

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

8. SHARING EXPENSES WITH NISTEC LTD.
(Item 8 on the Proxy Card)

As part of the Nistec group, in 2015, the Company identified certain third party transactions where cooperation with Nistec could result in benefits derived from economy of scale. In particular, welfare activities for employees, marketing services and insurance. In 2015, the Company’s shareholders approved the general framework, terms, procedures and restrictions under which Company may jointly bear certain costs with Nistec. In 2018, the shareholders approved the extension of such procedure by three (3) additional years. Under such terms, in all cases, the services will be purchased from third parties that are unrelated to Nistec or its controlling shareholder. Such activities will include:

•
Employees Social Activities: the Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

•
Marketing Activities: the Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

•
Insurance Expenditures: the Company may share with Nistec in the costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec reduces the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in proportions indicated by the insurer for each of the Company and Nistec, had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee.

The Board of Directors of the Company has determined that the total expenses of the Company related to employees’ social activities, marketing activities and insurance, or in each type of the aforementioned activities in the aggregate, and the costs to the Company arising from a single transaction in connection therewith will not exceed 1% of Eltek’s expenses (excluding expenses for the purchase of raw materials) in the year preceding the engagement. These procedures will be effective for three (3) years following their approval by the shareholders of the Company.

This procedure for sharing expenses with Nistec must be for a term not exceeding three (3) years, and its renewal for an additional period not exceeding three (3) years, must also be approved by the Company’s shareholders. Therefore, the shareholders are requested to approve the extension of the terms for sharing expenses with Nistec, as of September 1, 2021, as described above.

The Company’s Audit Committee approved the terms and conditions for sharing expenses with Nistec, as described herein, and it will annually review the Company’s compliance with the aforementioned internal procedures.

The Board has determined that the aforementioned general engagement terms, procedures and restrictions for the entry of the Company into joint expenses with Nistec allow the Company to reduce its expenses and take advantage of purchasing services for a larger group. The terms of the procedure ensure that Eltek’s costs are appropriate and reasonable. The Board also determined that the execution of the aforementioned general engagement terms, procedures and restrictions for the entry of the Company into joint expenses with Nistec is not considered a prohibited distribution according to the Companies Law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

 “RESOLVED, to approve extension, for three (3) years, effective as of September 1, 2021, of the general framework, terms, procedures and restrictions under which Company will jointly bear with Nistec Ltd. certain expenses related to employee’s welfare activities, marketing activities, or insurance with third party suppliers, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 8  requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

 9. GRANT OF OPTIONS TO MS. REVITAL COHEN-TZEMACH
(Item 9 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to Ms. Revital Cohen-Tzemach with respect to her employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman and Controlling shareholder, Mr. Yitzhak Nissan.

On March 24, 2021, the Board approved the grant of options to purchase 10,000 of the Company’s Ordinary Shares to Ms. Revital Cohen-Tzemach, under the Option Plan and Section 102 of the Income Tax Ordinance [New Version] (Capital Gains Tax Track), at an exercise price of US$ 5.52. The options may be exercised by a method of "cashless exercise." The options will vest over a period of four (4) years, as of March 24, 2021, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 10,000 of the Company’s ordinary shares to Ms. Revital Cohen-Tzemach, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 9 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

10. APPLICATION OF COMPANY’S BONUS PLANS DURING THE PERIOD 2022 TO
2024  WITH RESPECT TO MS. REVITAL COHEN-TZEMACH
(Item 10 on the Proxy Card)

As explained above, all forms benefits provided to Ms. Revital Cohen-Tzemach with respect to her employment with the Company must be approved by its shareholders, as she is the daughter of Mr. Yitzhak Nissan.

The Company expects to adopt bonus plans for the years 2022 to 2024 in accordance with the terms of the Company’s Amended Compensation Policy, as approved by the shareholders on December 5, 2019, and as may be amended by shareholder approval from time to time. The shareholders are hereby requested to approve the application of such future bonus plans to Ms. Cohen-Tzemach, for the entire term of her employment with the Company, which needs to be approved every three (3) years.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve Ms. Cohen-Tzemach’s participation in the future 2022 and 2023 bonus plans, and in case her employment term will be extended to 2024, also the 2024 bonus plan, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 10 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

11. APPOINTMENT OF INDEPENDENT AUDITORS
(Item 11 on the Proxy Card)

The Board of Directors recommends that our shareholders reappoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditors of the Company for the year ending December 31, 2021, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network,, have served as our principal independent registered public accounting firm since December 2020. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our principal independent registered public accounting firm prior to the appointment of Brightman Almagor Zohar & Co.:

	Year Ended December 31, 2 020		Year Ended December 31, 2019
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$75,000	69%	$85,000	67%
Audit related fees(2)	$27,500	26%	$33,700	27%
All other fees(2)	$5,600	5%	$7,620	6%
Total	$108,100	100%	$126,320	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings. 2020 audit services were provided by Brightman Almagor Zohar & Co, a firm in the Deloitte Global Network.

(2)	Audit related fee and Other fees were provided by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
(3)	All of such fees were pre-approved by our Audit Committee.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2021 and for such additional period until the next Annual General Meeting of shareholders and the Board of Directors is authorized to approve their compensation.”

Vote Required

The approval of this Item 11 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

12. REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2020 will be presented for review. On March 25, 2021, the Company’s Audited Consolidated Financial Statements were filed with the U.S. Securities and Exchange Commission under Form 20-F and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

April 30, 2021